Exhibit 99.8

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

March 15, 2010

Boards of Directors

Peoples Federal MHC

Peoples Federal Bancorp, Inc.

Peoples Federal Savings Bank

435 Market Street

Brighton, Massachusetts 02135

Re:	Plan of Conversion and Reorganization

Peoples Federal MHC

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Peoples Federal MHC (the “MHC”), which is based in Brighton, Massachusetts. The Plan provides for the conversion of the MHC into the stock form of organization. Pursuant to the Plan, the MHC will be merged into Peoples Federal Bancorp, Inc. (the “Mid-Tier”) and the Mid-Tier will merge with Peoples Federal Bancshares, Inc., a newly-formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Peoples Federal Savings Bank. We further understand that Peoples Federal Savings Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Peoples Federal Savings Bank (or the Company and Peoples Federal Savings Bank).

In the unlikely event that either Peoples Federal Savings Bank (or the Company and Peoples Federal Savings Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2008 and March 31, 2010 of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of Peoples Federal Savings Bank, when the Company has insufficient assets (other than the stock of Peoples Federal Savings Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Peoples Federal Savings Bank has positive net worth, Peoples Federal Savings Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Peoples Federal Savings Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Peoples Federal Savings Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP Financial, LC.

Boards of Directors

March 15, 2010

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Peoples Federal Savings Bank (or the Company and Peoples Federal Savings Bank), that liquidation rights in the Company automatically transfer to Peoples Federal Savings Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Peoples Federal Savings Bank, and that after two years from the date of conversion and upon written request of the OTS, the Company will transfer the liquidation account and depositors’ interest in such account to Peoples Federal Savings Bank and the liquidation account shall thereupon become the liquidation account of Peoples Federal Savings Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Peoples Federal Savings Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP Financial, LC.